

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2021

Theodore Schroeder
Chief Executive Officer
Nabriva Therapeutics plc
414 Commerce Drive, Suite 120
Fort Washington, PA 19034

      Re: Nabriva Therapeutics plc
          Registration Statement on Form S-1
          Filed October 8, 2021
          File No. 333-260146

Dear Mr. Schroeder:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Brian A. Johnson, Esq.